[OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP LETTERHEAD]

PARK AVENUE TOWER
65 EAST 55TH STREET
NEW YORK, NEW YORK 10022
TELEPHONE: 212.451.2300
November 3, 2005	FACSIMILE: 212.451.2222

WWW.OLSHANLAW.COM

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Assistant Director

Re:          Letter dated October 18, 2005, regarding Form S-1

filed September 13, 2005 - File No. 333-128272

Ladies and Gentlemen:

We are securities counsel to AmCOMP Incorporated (the “Company”), and as such we hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporation Finance, dated October 18, 2005, in response to the filing on September 13, 2005 of the Company’s Registration Statement on Form S-1 (the “Form S-1”).  The Company’s responses are numbered to correspond to your comments and are filed in conjunction with Amendment No. 1 to the Form S-1 (“Amendment No. 1”).

Comments applicable to the entire filing

1.             We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell.  These omissions include but are not limited to.

• Summary Financial Data	• The Option Grants Table
• Use Of Proceeds	• Shares Eligible For Future Sale
• Capitalization	• The Principal Stockholders Table
• Dilution	• Description of Capital Stock

Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell.  We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20.  You should include the

NEW JERSEY OFFICE

2001 ROUTE 46 / SUITE 202

PARSIPPANY, NEW JERSEY 07054

TELEPHONE: 973.335.7400

FACSIMILE: 973.335.8018

required information in an amendment prior to circulating a “red herring” prospectus.

The Company intends to provide a price range in Amendment No. 2 to the Form S-1 and will fill in all blanks throughout the Form S-1 prior to effectiveness, except for the specific information that it is allowed to omit.  The Company has not circulated, and will not circulate, copies of the prospectus forming a part of the S-1 until it includes an estimated price range and the number of shares to be sold, and all other information except information it may exclude in reliance upon Rule 430A.

2.             Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use.  Please note that we may have comments.  Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

The Staff is advised that the Company does not presently intend to include in its prospectus graphic, photographic or artistic material.  If such intention changes, the Company will provide the Staff with copies of all such graphic, photographic or artistic materials prior to printing and use of its prospectus.

3.             We note that you have not yet filed most of the exhibits to the registration statement.  Please file them with your first amendment.  If you intend to request confidential treatment for any of the information included in the exhibits you should file the request as soon as possible.  Please note that we will not issue comments on a request for confidential treatment unless the exhibits related to the filing have been publicly filed.  If you submit a confidentiality request, we will not be in a position to accelerate effectiveness until all issues relating to the request have been resolved.

The Company has filed with Amendment No. 1 all but three of the exhibits to the Form S-1 that were not previously filed.

4.             We note the name AMCOMP is also used by the American Society of Worker’s Compensation Professionals.  Please revise your document to explain that you are not affiliated with this organization.

The Company has revised the prospectus to explain that it is not affiliated with this organization.  Please see page 5.

Cover page

5.             Please revise the Registration fee table to identify the shares to be sold by the company and the shares to be sold by the selling shareholders separately.

The Company has revised the fee table on the cover page of the Form S-1 accordingly.

Summary

6.             The disclosure in this section is very unbalanced and does not present an accurate picture of your company and your operations.  For example,

•      Balance your disclosure related to gross premiums growth by also discussing net income.  It is not appropriate to discuss revenues without also discussing net income.

•      Include a discussion of your S&P rating and explain that BB is the 5th of 8 ratings and is intended to indicate companies that have marginal financial security characteristics and adverse business conditions could lead to an insufficient ability to meet financial commitments.

•      Discuss the negative effects of not having an AM Best rating, including a discussion that some companies have policies requiring that their insurance provider have a specific minimum AM Best rating.

•      Balance the discussion titled “Competitive Strengths” with a discussion of your weaknesses.  This discussion should be as a prominent as the discussion of your strengths.

The Company has revised the disclosure in the Summary section.  Please see pages 1-5.

7.             You have cited some industry statistics prepared by AM Best.  Please provide the reports on which these statements are based.  These reports should be marked to indicate the supporting information.

As the Staff has requested, the Company has supplementally provided herewith the applicable supporting A.M. Best reports and materials.  See Tab 1.

8.             We note your statement that your case load is significantly lower than that at many of your competitors.  Please tell us the basis for your belief.

The Staff is advised that the Company has deleted this statement.  Please see pages 3, 63 and 73.

9.             Provide support for your statement that your weighted average accident year net loss ratio over the last ten years is 19.1 percentage points lower than the workers’ compensation insurance industry’s for the same period.

The difference between the Company’s weighted average accident year net loss ratio over the last ten years and the workers’ compensation insurance industry’s for the same period is 17.1 percentage points, as indicated in the table on pages 2 and 62.  The Staff is referred to the A.M. Best documentation supplementally provided in response to Comment 7 and to Schedule P of the 2004 AmCOMP Group Combined Annual Statement supplementally provided herewith.  The Staff is advised that the weighted average ratios have been revised to reflect a weighted average and not a simple mean.  See Tab 2.

10.           Please revise to explain the term “accident year net loss.”  The discussion should explain the importance of this statistic in addition to how it is calculated.  Similary revise the related discussion in the “Business” section.

The Company has revised the definition of the term “accident year net loss ratio” to explain the term “accident year net loss.”  Please see pages 1-2 and 61.

Summary Historical Consolidated Financial Data, page 7

11.           Your current presentation that includes labeling each column as unaudited creates the impression that the columns not marked as such have been audited.  Please clarify for us whether the auditors performed an audit in compliance with SAS 42 of this information or revise the presentation accordingly.

The Company has revised the presentation of its summary historical consolidated financial data and other financial data to remove the “unaudited” labeling of certain columns.  Please see pages 7, 8, 30, 31, 43 and 51.

Risk Factors, page 10

12.           We note that you reduced your excess of loss reinsurance and now maintain a greater amount of the risk of loss.  Please revise to include a separate risk factor disclosing this change and the potential consequences.

The Company has added an additional risk factor on pages 17-18 to disclose this reduction and its potential consequences.

We may not be able to collect on our reinsurance receivables, which would adversely affect our financial condition, page 10

13.           Please identify the reinsurance company that owes you $42.1 million and if any of these amounts are still outstanding, disclose when the receivable was due.  Also disclose this in the discussion of Reinsurance on page 51.

The Company has identified such reinsurance company on pages 10 and 52.  As of June 30, 2005, only $0.9 million, representing the reinsurance recoverables for paid losses, were owed to the Company but none was past due. As of September 30, 2005, only $21,000 remained outstanding and became past due.

14.           We note that you have also made a claim for reinsurance for $1.9 million that is currently past due.  Please identify the reinsurance company that is responsible for this amount.

The Company has identified the reinsurance companies on page 10.

Insurance ratings may become important to our agents, page 12

15.           Revise to clarify that there are companies that will not purchase policies from insurance companies that are not rated by AM Best and do not maintain a minimum AM Best rating.  Explain how this may have resulted in a slower growth rate than if you had favorable AM Best rating.

The Company has revised this discussion.  Please see pages 12 and 62.

16.           Revise to explain that the Standard & Poor’s rating is the 5th of 8 ratings and is intended to indicate companies that have marginal financial security characteristics and adverse business conditions could lead to an insufficient ability to meet financial commitments.

The Company has revised this discussion.  Please see pages 2, 12 and 62.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms, page 13

17.           Please revise to disclose how long you expect your current resources and the proceeds from the offering to last.

The Company believes that this disclosure has been adequately provided in the third sentence of the risk factor given all current information, which states, “We believe that the net proceeds to us from this offering, together with our anticipated retained earnings, will support our operations for the foreseeable future without the need to raise additional capital.”

The Staff is advised that once the Company determines the breakdown of the offering between the Company and its selling stockholders, it intends to disclose with more specificity how long it expects that its current resources and its proceeds from the offering to last.

The insurance business is subject to extensive regulation that limits the way we can operate our business, page 13

18.           Please revise the discussion of the submission of a risk based capital plan and the Florida OIR’s examination of your assets, liabilities and operations to include all information that is relevant to this risk, rather than providing a cross reference to Management’s Discussion and Analysis of Financial Condition and Results of Operations.  What were the Florida OIR’s conclusions based on the examination of your assets, liabilities and operations?  It maybe necessary to include this discussion as a separate risk factor discussion.

The Company has revised this discussion and indicated that to date the Florida OIR has not issued any conclusions based upon its examination but has also not taken any action against the Company in response thereto.  Please see page 15.

19.           Why has the Illinois insurance regulatory agency limited your operations by imposing this maximum on the annual premiums you can write?  What is involved in obtaining an increase?

The Illinois insurance regulatory agency has limited the Company’s operations by imposing a maximum on the annual premiums that the Company can write because its subsidiary, AmCOMP Preferred Insurance Company, is not currently a licensed carrier in Illinois. AmCOMP Assurance Corporation, the Company’s other insurance subsidiary, is an Illinois-licensed carrier.  The Illinois insurance regulatory agency considers the Company’s aggregation of the two companies’ financials to be a reinsurance transaction with an unlicensed carrier and has required security from the Company for premiums written in that state.  Consequently, the maximum on annual premiums that the Company is able to write in Illinois should be lifted were the Company to obtain a license for AmCOMP Preferred.  In addition, the Illinois insurance regulatory agency may lift this restriction of its own accord following a review of AmComp Assurance’s financial statements.

As we only offer workers’ compensation insurance, negative developments in this industry would adversely affect our business, page 16

20.           Please revise the risk factor discussion to provide examples of the types of negative developments that might affect your business.  Additionally, you should also discuss the risks related to your geographic concentration and the concentration of policies held by contracting companies.

The Company has revised this risk factor to provide examples of the disclosure requested.  Please see page 17.  The Company has also revised its geographic concentration risk factor in response to this Comment.  Please see page 13.

Litigation and legal proceedings against our reinsurance subsidiaries could have an adverse effect on our business, results of operations and/or financial condition, page 17

21.           For any material lawsuits, please disclose the nature and amount of claims.

The Staff is advised that the Company believes that no single lawsuit could have a material adverse effect on its business, and that only in the aggregate could adverse decisions in these actions have a material adverse effect on the Company and has revised this risk factor accordingly.  Based on its past performance and current methodologies, the Company believes that its loss reserves, including IBNR, are adequate to prevent any adverse effect on its business as a result of any single lawsuit.  Please see page 18.

Recent investigations into insurance brokerage and reinsurance practices could cause volatility in our stock and adversely affect our business, page 18

22.           To the extent that you engage in any of the practices identified as the subject of various investigations, setting fees paid to brokers based on the volume of business placed by the broker, contingent fees to brokers, etc., please disclose this information in the risk factor discussion.

The Company has revised this risk factor to better reflect the risks that it believes are applicable to its business.  Please see page 19.

23.           Explain how you could suffer increased credit risk if any of your agents suffer financial difficulties as a result of these investigations or proceedings.

The Company has revised this risk factor to explain the disclosure requested.  Please see page 19.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future, page 20

24.           Please revise to compare the book value per share after the offering to the price per share.

The Company has revised this disclosure.  Please see page 21.

We will be exposed to risks relating to evaluations of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002, page 22

25.           Please revise to identify the material weaknesses that were identified.

The Company has revised this disclosure and has added an additional risk factor to discuss in greater detail the material weaknesses identified.  Please see page 24.

Forward Looking Statements and Associated Risks, page 23

26.           Please delete the last paragraph on page 24.  It is not appropriate to disclaim liability for any statements in your registration statement.

The Company has deleted this paragraph.  Please see page 25.

Dilution, page 28

27.           Please revise your presentation to reconcile from actual net tangible book value instead of “Pro forma as adjusted net tangible book value after this offering.”

The Company has revised the presentation.  Please see page 29.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Policies, page 33

Loss and Loss Adjustment Expenses, page 33

28.           We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.  We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis.  Accordingly, please revise MD&A to include the following information:

a)            Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves.

                The Company has revised the disclosure.  Please see page 35.

b)            Please revise your discussion of the multiple methods employed by your actuary to include the high and the low estimate generated amongst the nine methods.

               The Staff is advised that the range of estimates for IBNR produced by the various separate actuarial methods the Company reviewed was from $2.7 million above the point estimate (for the paid loss development method) to $22.4 million below the point estimate (for the reserve development method).  As the Company's point estimate is not solely derived from the cumulative results of a single actuarial method as described on page 36, the Company believes that including, in the prospectus, the range of IBNR estimates in the manner requested may be misleading.

Results of Operations, page 41

29.           We note that the increases in gross premiums written from period to period were the result of increases in policy volume and underwriting new business.  It is not clear if these two phrases mean the same thing.  Please explain.  To the extent that the increases are due to an increase in policies in effect, please quantify the increase in the number of policies.

The Company has revised this disclosure and has quantified the increase in the number of policies.  Please see pages 43 and 47.

Investments, page 52

30.           Your disclosure on page 43 under the heading “Net realized investment gain (loss)” states that you chose to realize some gains in that period.  We further note that the gain realized based on that decision had a significant impact on the amount of net income reported in that period.  Please expand this discussion to include more detail related to the decision to sell securities and to disclose what management’s investment strategy is when certain economic conditions persist, i.e. low interest-rate environment or vice-versa, and the impact this will have on the investment portfolio.  Please include in this discussion the impact that these economic conditions may have on the results of operations, i.e. realized gains or losses and investment income, and liquidity, i.e. investment turnover and yields.

Also include the specific factors that caused management to make this decision in the period that it did.

The Company has expanded its discussion of its investment strategy.  Please see pages 44 and 53.

Contractual Obligations and Commitments, page 54

31.           It does not appear that you included the interest payments associated with the “Long- Term Debt Obligations” in this table.  Please revise your presentation to include these amounts.

The Company has revised the table.  Please see page 56.

Business, page 58

Loss and Loss Adjustment Expense Reserves, page 71

32.           Based on the information in your table on page 73 that reconciles the changes in your reserves, it appears that management significantly revised its estimate of loss reserves recorded in prior years.  Please revise Management’s Discussion and Analysis to more fully explain the reason for this change in estimate.  Include the following disclosures:

a)            Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated.  Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

b)            Identify the changes in the key assumptions made to estimate the reserve since the last reporting date.

c)            Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

d)            Ensure the disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

e)            Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate.  Please explain the rationale for a change in estimate that does not correlate with trends.

The Company has revised this disclosure. Please see pages 44-45, 48 and 76-77.

33.           We note that you make several revisions to the information in this table from what you present in your financial statements including the losses related to the write-off of the recoverable from Reliance and Legion Insurance Companies as well as the impact of the second injury funds.  Please explain to us why you feel that this presentation is appropriate given that it does not reflect all of the activity within your reserves for the periods presented.

The Company has revised this table to conform to its presentation in the financial statements.  Please see page 76.

34.           Please revise the ten year development table to present it on a gross basis, or if you choose to continue to present the information on a net basis, revise it to include the following additional data for each year in the ten-year table:

•      A reconciliation of the net end of period liability with the related gross liability;

•      The gross re-estimated liability as of the end of the latest re-estimation period with separate disclosure of the related re-estimated reinsurance recoverable; and

•      The gross cumulative redundancy or deficiency.

The Company has revised its ten-year development table to include the requested additional data.  Please see pages 77-79.

35.           In addition, it does not appear that the amounts disclosed in this table agree with the amounts presented in the table on page 73 or in the financial statements.  Please resolve or disclose the reason for these differences.

The Company has revised this disclosure.  Please see page 76.

Competition, page 80

36.           Please revise the description of your S&P rating to also state that the rating “BB” is given to companies that have marginal financial security characteristics.

The Company has revised this description of its S&P rating.  Please see page 87.

Management, page 87

37.           Please revise the discussion of Kumar Gursahaney’s prior experience to disclose his employment in each of the past five years.  The applicable dates should be included in the discussion.

The Company has revised the discussion of Mr. Gursahaney’s employment experience in each of the past five years.  Please see pages 93 and 94.

38.           We note your statement on page 90 that you currently have five directors.  However, in the table on page 87 you only identify four directors and an individual who will become a director upon completion of the offering.  Please revise to identify the additional director and provide all the required disclosure.  You should also indicate that this individual will cease to be a director upon completion of the offering if that is the case.

The Company has revised the table on page 93 to clarify that Fred R. Lowe is a director of the Company and that two new directors will be joining the Company’s board of directors upon completion of the offering.

Principal and Selling Stockholders, page 99

39.           Please revise to provide a discussion of how the securities were acquired by the selling shareholders.

The Staff is advised that the selling stockholders have not yet been identified.  The Company’s amendment to the Form S-1 that is filed following their identification will include a discussion of how such stockholders acquired the securities to be sold.

40.           If either of the non natural persons who are selling shareholders are broker dealers, they must be identified as underwriters.  If either of the non natural persons who are selling shareholders are affiliates of broker dealers, please include the representation that they purchased the shares in the ordinary course of business and did not have an intent to distribute the securities.  If you cannot make these representations, then the selling shareholder must be identified as an underwriter.

The Staff is advised that the selling stockholders have not yet been identified.  The Company’s amendment to the Form S-1 that is filed following their identification will include such information, as appropriate.

41.           Please revise to identify the natural persons who have investment and voting control over the shares held by The Sprout Group.

The Company has made the requested disclosure.  Please see page 106.

Underwriting, page 107

42.           We note that FBR will be facilitating an Internet distribution.  Tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933 particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases.  If your procedures have already been reviewed by the Division of Corporation Finance, please tell us when they were reviewed and tell us whether there have been any changes to your procedures since they were reviewed.

The Company has been informed that FBR intends to offer and/or sell securities electronically as described in the “Underwriting” section of the Registration Statement, which may include offering securities to certain of its Internet subscription customers via www.fbrdirect.com, allocating a limited number of securities for sale to its online brokerage customers, maintaining an electronic prospectus on its Internet website and sending via electronic mail a copy of the prospectus or a link to the prospectus filed with the Commission via EDGAR.  The Staff is advised that it has been informed by FBR that FBR’s procedures with respect to such electronic delivery of the prospectus are on file with the Division and are on the “pre-approved list” that is disseminated to the Staff.  FBR has been advised by the Staff to refer future Staff reviewers to this “pre-approved list.”

43.           We note you intend to conduct a directed share offering.  Please provide us with any material you have sent or intend to send to these potential purchasers such as a “friends and family letter.”  Tell us when you first sent them or intend to send them to these potential purchasers.  Tell us whether the sale will be handled by you directly or by the underwriting syndicate.  Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134.  We may have further comments.

At the Company’s request, the underwriters will reserve for sale to the Company’s officers, directors, employees and other parties associated with the Company (collectively, the “Invitees”) an as yet undetermined number of the shares of common stock to be issued in the Company’s initial public offering (collectively, the “Shares”) through a directed share program (the “Program”) to be conducted by FBR.  Generally, the Shares would be offered and sold to the Invitees at the public offering price in a manner substantially similar to that described below.

The Company expects that certain of the Shares offered in the Program will be electronically offered to prospective purchasers (“Electronic Invitees”) in an on-line offering through FBRDirect, a division of FBR

Investment Services Inc. and an affiliate of FBR.  FBR has informed the Company that FBRDirect has filed its procedures with the Division of Corporation Finance of the Commission and these procedures are on the “pre-approved list” that is disseminated to the Staff’s reviewers.  The Company expects that the majority of Invitees will be Electronic Invitees.  The remaining Invitees (“Mail Invitees”) will receive Program materials by mail as described below.  FBR has informed the Company that it expects to designate a limited number of officers and directors of the Company as Mail Invitees and that FBR believes it will be better able to service the accounts of the Mail Invitees through its private client group.

Through the Program, the Company will provide FBR with the names and addresses of each Invitee, as well as the e-mail addresses of each Electronic Invitee, along with the maximum number of Shares that will be reserved for each Invitee.  Based upon this information, FBR will prepare and mail to each Mail Invitee on the Company’s behalf a package of materials consisting of a letter describing the Program and its mechanics (the “Friends & Family Letter”), an Indication of Interest Form (“IOI Form”) and account opening information.  This package of materials will also include a copy of the preliminary prospectus and a phone number that the Mail Invitee may call if he or she has any questions concerning the Program.  An IRS Form W-9 will also be included in the package, and the Mail Invitees will be advised to retain the form until they are subsequently contacted, as applicable, by FBR.

The package of materials provided to Electronic Invitees would be substantially similar to that provided to Mail Invitees.  Electronic Invitees will receive an e-mail describing the program and its mechanics, similar to the Friends & Family Letter (the “Invitation E-mail”).  The Invitation E-mail will include instructions on how to download a copy of the preliminary prospectus and on how to access a website dedicated to the Program.  The website will provide information regarding opening an account at FBRDirect.

In addition to explaining the mechanics of the Program, each of the Friends & Family Letter and the Invitation E-mail will make clear that the Invitee is under no obligation to purchase Shares through the Program, that responding to the mailing or e-mail will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining any or a particular number of Shares, that no offer to buy Shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn by the Company, in whole or in part, without obligation or commitment, at any time prior to notice of such offer’s acceptance (which notice is to be given after the effective date of the Registration Statement).  The Friends & Family Letter and the Invitation E-mail will also contain the legend set forth in Rule 134 under the Securities Act.

The IOI Form is designed to be signed by the Mail Invitee and returned to FBR by facsimile.  It is the method by which the Mail Invitee affirms certain statements contained in the Friends & Family Letter and provides certain personal information necessary for the administration of the Program.  Another item in the IOI Form will allow each Mail Invitee to indicate the maximum number of Shares in which he or she wishes to express an interest.  If the Mail Invitee is interested in reserving Shares through the Program, he or she will be directed to return the completed IOI Form to FBR by a specified date.  Once the Mail Invitee has returned a completed IOI Form to FBR, the Mail Invitee’s personal information and the maximum number of Shares in which the Mail Invitee has expressed an interest are forwarded to FBR, which will contact the Mail Invitee to assist in opening an FBR account to allow for purchase of the Shares.

The Invitation E-mail and accompanying materials that will be sent to Electronic Invitees will not include an IOI Form.  Instead, the Invitation E-mail and the Program website referenced therein will provide Electronic Invitees instructions on how to open an account with FBR and make a conditional offer for Shares (each a “Conditional Offer”).  A Conditional Offer is an indication of interest by an Electronic Invitee.  In order to make a Conditional Offer, each Electronic Invitee will be required to satisfy the same requirements as a Mail Invitee providing an IOI Form.  For example, each Electronic Invitee must affirm that the Electronic Invitee has received a copy of the preliminary prospectus.  The Conditional Offer also reiterates that the Electronic Invitee is not assured of obtaining any or all of the Shares requested and that no offer to buy Shares can be accepted by the Company until effectiveness of the Registration Statement.  The Electronic Invitee will also indicate in the Conditional Offer the maximum number of Shares in which he or she wishes to express an interest and must provide certain personal information necessary for the administration of the Program.  An Electronic Invitee generally may modify or cancel his or her Conditional Offer until the time of pricing the Shares.

Following receipt of all expressions of interest, Conditional Offers and the establishment of accounts for each applicable Invitee, the Company will determine the final allocation of Shares which will be made available to the Invitees.  This allocation will be made in the Company’s sole discretion.  In the case of Mail Invitees, once the Registration Statement has been declared effective and the public offering price of the Shares has been determined, FBR will contact that Mail Invitee to communicate the public offering price and the maximum number of Shares that the Company has determined that he or she may purchase. The Mail Invitee will then be asked whether he or she wishes to purchase Shares at that price, and if so, how many Shares (subject to a specified minimum number of Shares and subject to the maximum aggregate number of Shares as described above). The Mail Invitee may decline to purchase Shares, agree to purchase Shares but specify a lesser number of Shares than the maximum number set by us or purchase the maximum number of Shares.  If the Mail Invitee agrees to purchase Shares, a copy of the final prospectus will be mailed to the Mail Invitee along with a confirmation of the transaction.

In the case of Electronic Invitees, once the Registration Statement has been declared effective and the public offering price of the Shares has been determined, an e-mail will be sent to Electronic Invitees alerting them of the offering price and the expected time of trading.  Electronic Invitees will then be provided a limited time to cancel their Conditional Offers if they so choose.  After this cancellation period expires and the Company determines the final allocation of Shares, an e-mail confirming execution of the Conditional Offer will be sent to all Electronic Invitees who did not cancel their Conditional Offers.  A copy of the final prospectus and a written confirmation of the order will be mailed to each Electronic Invitee who purchases Shares in the Program.

The mechanics of the sale to the Invitees will be handled the same way as any other sale of Shares to any purchaser in the public offering. The Invitees will not be required to pre-fund their accounts and payment will not be required until after the Invitee has confirmed his or her indication of interest after the pricing of the offering.  Program materials used in foreign jurisdictions will reflect non-substantive changes necessitated by the laws of the jurisdictions in which the Invitees reside, but the account opening procedures and the mechanics of the sale of Shares to the Invitees in such foreign jurisdictions will remain unchanged. As of the date hereof, no materials have been furnished to any Invitee.

The Company will provide the Staff with the package of materials to be sent to the Mail Invitees and the Electronic Invitees when they are available.

44.           Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet.  Also, tell us who the party is and the address of the website.  Describe the material terms of the agreement and provide us with a copy of any written agreement.  Provide us with copies of all information concerning your company or the offering that appears on the third party website.  We may have further comments.

The Company has been informed by FBR that the underwriters have arranged to have the preliminary prospectus hosted, and one or more road show presentations for the offering produced and hosted, by NETROADSHOW, INC., on the Internet or via an FBR intranet site.  A copy of the Standard Service Agreement between NETROADSHOW, INC. and FBR is provided supplementally to the Staff.  See Tab 3.  It provides for Netroadshow’s engagement to produce and transmit road show presentations as requested by FBR from time to time, in compliance with applicable Staff no-action positions.  The agreement prohibits editing of presentations except as permitted by Staff no-action positions, requires that access to presentations be limited to persons with passwords provided by FBR (with an access period of no more than 24 hours for any single password) and requires that presentations be maintained in a manner that prevents downloading or printing of presentations.

Financial Statements - December 31, 2004

Consolidated Statements of Operations, page F-4

45.           Please explain to us why you included the “Loss on commutation” within your revenues.  Please include any references to the applicable authoritative literature that supports this treatment.

The loss on commutation was incurred due to the cancellation of the 2001 and 2002 reinsurance contracts. These reinsurance  contracts were deemed to transfer only significant timing risk, therefore they were accounted for using deposit accounting. Per paragraphs 10 and 11 of Statement of Position 98-7, “Deposit Accounting:  Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk,” changes in the carrying amount of the deposit should be reported as interest income or interest expense. Given the nature of these contracts and deposit accounting requirements, the loss was shown in the same section as the investment income components.

46.           Please revise your presentation to include a pro forma EPS that reflects the conversion of the preferred shares for the most recent fiscal year.

The Company has revised the presentation to include a pro forma EPS. Please see page F-4.

Notes to Consolidated Financial Statements, page F-7

1. Nature Of Operations And Significant Accounting Policies, page F-7

Deferred Policy Acquisition Costs, page F-8

47.           Please expand your disclosure to clarify the type and nature of costs included in the deferral.

The Company has expanded its disclosure to include the requested clarifications.  Please see page F-8.

5. Premiums Receivable, page F-17

48.           Please revise your accounting policies to include a discussion of your accounting related to the determination of allowance for doubtful accounts.  Further explain to us why your estimate of annual charges to this allowance was reduced from $4.3 million, for 2003, to $156,000, for 2004, when write-offs appear to continue to approximate $3 million per year.  Refer to Schedule V - Valuation and Qualifying Accounts on page S-8.

The Company has revised the disclosure regarding its accounting policies to include a discussion of the Company’s policy in respect of premiums receivable.  Please see page F-8.

The Staff is further advised that the Company’s estimate of annual charges to the allowance for doubtful accounts was reduced in 2004 in response to improved trends in the Company’s collection rates.  The percent of direct premiums written originally estimated to be uncollectible in 2003 was 1.8%; however, less than 1.1% has been proven uncollectible.  Therefore, in 2004, the allowance was adjusted to reflect this change in the estimated uncollectible amount in the premiums receivable. During 2004, collections efforts improved for several reasons.  First, the Company began completing interim payroll audits so that receivables were collected before policies expired.  This also lowered the amount of the receivable due as a result of the final premium audit, which is due after a policy expires.  Additionally, the final audits were completed in a timelier manner, which the Company believed would increase the likelihood of collection.  The installment plans have also been adjusted so that larger installments are required and policies will be canceled for nonpayment to the extent allowed by law.  As write offs have not increased by more than $3.0 million per year, the Company determined that an allowance of $6.0 million at December 31, 2004 was adequate to allow for any uncollectible balance in the premiums receivable.

8. Federal and State Income Taxes, page F-21

49.           Please explain to us what resulted in the “Change in deferred tax rate” line item that so significantly impacted your current year provision.

The Company had been calculating its deferred tax asset using a 35% federal tax rate as pre-tax income was expected to be greater than $15.0 million for years prior to 2004.  However, the Company's pre-tax income in each of the past seven years has been less than $15.0 million. Therefore, during 2004, the Company determined that it should be using a 34% federal tax rate because the Company had not achieved annual pre-tax income of more than $15.0 million, the threshold above which it would be included in the 35% federal tax bracket.  The deferred tax asset was reduced when recalculated using the 34% tax rate.  This change in the deferred tax asset increased the current year tax provision.

16. Stock Options, page F-27

50.           In the first paragraph of this note on page F-27 you state that you determined fair value as the “fair market value of the common stock on the date of grant based on valuation provided by independent third party.”  Please name the third party in your “Experts” section of the document and include a consent from that third party.

The Company has deleted its reference to a third party as such analysis was not the only information reviewed by and relied upon by the Company’s board of directors in connection with the granting of options referenced in such note.  Consequently, such third party has not been named in the “Experts” section of the prospectus and no consent has been filed.

Part II

Item 15, Recent Sales of Unregistered Securities

51.           Please revise to describe the offerings of options during the last three years.  Your disclosure should identify the persons or class of persons that received the options and when each issuance was made.  Additionally, you should describe the factual basis supporting your determination that the issuance was exempt under Section 4(2) of the Securities Act.

The Company has described the offerings of options during the last three years and the factual basis supporting its determination that their issuance was exempt under Section 4(2) of and Rule 701 under the Securities Act.  Please see page II-4.

Closing

For your convenience, under separate cover we will deliver to you four (4) marked copies (compared to the Form S-1 filed on September 13, 2005) and four clean copies (with exhibits) of Amendment No. 1 to the Form S-1.

Pursuant to Rule 418(b) under the Securities Act, please return to the Company the documents provided as supplemental materials once the Staff has completed its review of the Registration Statement.

We welcome a further discussion on any of our points addressed within this response letter.  I may be reached at (212) 451-2244 and my Partner, Kenneth Silverman, may be reached at (212) 451-2327.

Very truly yours,

/s/ David J. Adler

David J. Adler

cc:           Fred R. Lowe

Matthew M. Ricciardi, Esq.

Kenneth M. Silverman, Esq.